

Mail Stop 3561

June 22, 2016

NRG Energy, Inc.
NRG Yield, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

> **Re:** **NRG Energy, Inc.**
> **NRG Yield, Inc.**
> **Forms 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 8-K filed May 5, 2016**
> **Response dated May 24, 2016**
> **File Nos. 1-15891 and 1-36002**

Dear Mr. Andrews:

We have reviewed your May 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2016 letter.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Mark-to-market for Economic Hedging Activities, page 72

1. We note your response to comment 4. Considering "unrealized" gains and losses within GAAP generally equate to items not yet recognized within income, please revise your disclosures in future filings to clarify that the unrealized gains and losses within your page 72 table refer to gains and losses on contracts not yet settled.

Cash Flow Discussion, page 99

2. We note your response to comment 6. Please confirm you will provide a more informative analysis and discussion of changes in cash flows from operating activities. If so, show us what your disclosures would have looked like for the historical period presented. If not, tell us how your current presentation adequately explains the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows and how your presentation adequately complies with the requirements of Item 303(a) of Regulation S-K and SEC Release No. 33-8350, particularly section IV.B.

Note 10 – Asset Impairments, page 161

3. We note your responses to comments 9 and 10 and have the following comments regarding your impairment charges:

   • You indicate that your impairments were largely driven by updates to your "long-term view on prices." We note, however, that you do not revise your "fundamental view of long-term natural gas, power prices and other indices other than during the annual budget process, due to the significant amount of effort that the development of [y]our long-term view requires." Given the significance of such assumptions on asset fair values, please explain in detail how you determine whether significant changes in the long-term variable inputs mentioned above have occurred between annual budgeting dates. If doing so, describe the frequency and/or events that cause you to re-assess such assumptions in determining whether or not an asset might be impaired. If you do not perform an interim assessment, clarify why the laborious nature of deriving the assumptions precludes you from developing an estimate or estimate range, even if not at the level of detail performed in your year-end assessment.

   • Since you do not update your long-term price views on a quarterly basis and such assumptions significantly impact the fair value of your assets, please tell us in sufficient detail the events that would cause you to test your long-lived assets and goodwill for impairment between your year-end assessment and/or testing dates. See ASC 360-10-35-21 and ASC 350-20-35-28 through -32.

   • Provide us with a summary of any material long-lived assets or reporting units tested for impairment on an interim basis during fiscal 2015. Where available, provide us with the carrying value and derived fair value of each asset and/or reporting unit and clarify the events that caused you to test each asset for impairment.

Note 29 – Condensed Consolidating Financial Information, page 210

4. We note your response to comment 12.   Please clarify where in your consolidating
    statements of cash flows you have presented the dividend and intercompany payment
    disclosures required by Rule 12-04(b) of Regulation S-X

NRG Yield, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Note 5— Investments Accounted for by the Equity Method and Variable Interest Entities, page
90

5. We note your response to comment 17. Please demonstrate how the denominator used in
    your significance calculation complies with Rule 3-09 of Regulation S-X. Please note that
    the denominator should begin with the amount identified in Rule 5-03(b)10 of Regulation S-
    X, which is a figure that excludes equity in earnings of unconsolidated affiliates. The Rule 5-
    03(b)10 figure should be adjusted to include your equity in the pre-tax earnings of
    unconsolidated affiliates, exclusive of amounts attributable to any noncontrolling interests of
    the investees, and exclude the portion of your pre-tax income attributable to any non-
    controlling interests in your subsidiaries. Please recalculate the denominator used in your
    Desert Sunlight significance test or clarify how the $25 million figure you used in your
    calculation was appropriate.

Form 8-K filed on May 5, 2016

2016 Financial Guidance and Capital Allocation Update, page 1

6. We note you provide a range of forward looking adjusted EBITDA and free cash flow before
    growth investments for fiscal 2016. Please note that forward looking non-GAAP measures
    must be accompanied with additional disclosure and your current disclosure is inconsistent
    with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please
    review this guidance when preparing your next earnings release.

Appendix Table A-1: First Quarter 2016 Adjusted EBITDA Reconciliation for NRG
Energy, Inc., page 11

7. You present a full non-GAAP income statement, which may be inconsistent with the updated
    Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this
    guidance when preparing your next earnings release.

8. You disclose mark-to-market gains/losses, deactivation costs, and other adjustments to
    EBITDA, such as operations and maintenance costs, other costs of operations, and
    acquisition related transaction and integration costs, which may be inconsistent with the
    updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review
    this guidance when preparing your next earnings release.

Appendix Table A-5: 2016 and 2015 First Quarter Adjusted Cash Flow from Operations
Reconciliations, page 14

9. Please revise your future earnings releases to better explain your footnote (1) disclosure regarding cost-to-achieve expenses.

10. Please revise future earnings releases to explain in detail why the presentation of Adjusted EBITDA is useful to your investors.

11. Please revise future earnings releases to explain in further detail why you present free cash flow before growth investments.

   You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

           Sincerely,

           /s/ Jennifer Thompson

           Jennifer Thompson
           Accounting Branch Chief
           Office of Consumer Products